FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of February, 2007
Commission File Number 333-8880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Rodolfo Gaona #86
Col. Lomas de Sotelo
11200, Mexico, D.F.
Mexico
 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    X    Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes            No    X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

Press Release Announcing Appointment of Luis Alfonso Maza Urueta as Executive Vice President for Finance and Administration
Effective February 1, 2007, Luis Alfonso Maza Urueta will serve as the Executive Vice President of Finance and Administration of Satmex. The press release announcing his appointment is attached hereto as Exhibit 99.1.
Exhibit No. 99.1           Press Release dated January 31, 2007: Satélites Mexicanos (SATMEX) announces the appointment of Luis Alfonos Maza Urueta as new Executive Vice President for Finance and Administration.
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V. (Registrant)
By:	/s/ Carmen Ochoa Avenaño
Carmen Ochoa Avedaño
General Counsel

Date: February 2, 2007